File pursuant to Rule 433

Registration Statement No. 333-227792

CITIZENS FINANCIAL GROUP, INC.

$750,000,000 3.250% SENIOR NOTES DUE 2030

PRICING TERM SHEET DATED APRIL 27, 2020

The following information relates to Citizens Financial Group, Inc.’s offering of its

3.250% Senior Notes due 2030 and should be read together with the preliminary prospectus supplement dated April 27, 2020 and the accompanying prospectus dated

October 11, 2018 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the

Preliminary Prospectus to the extent it is inconsistent with the information in the

Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc.

Aggregate Principal Amount:	$750,000,000

Securities:	3.250% Senior Notes due 2030 (the “Notes”)

Expected Ratings / Outlook*:	NR / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Authorized Denominations:	$2,000 x $1,000

Trade Date:	April 27, 2020

Settlement Date**:	April 30, 2020 (T+3)

Maturity Date:	April 30, 2030

Benchmark:	1.500% Treasury due February 15, 2030

Benchmark Price & Yield:	107-29+; 0.664%

Re-offer Spread:	+ 260 bps

Yield to Maturity:	3.264%

Coupon:	3.250%

Public Offering Price:	99.881%

Underwriter’s Commission:	0.450%

All-in Price to Issuer:	99.431%

Net Proceeds to Issuer (after commissions, before expenses):	$745,732,500

Interest Payment Dates:	Semi-annually on April 30 and October 30, beginning on October 30, 2020.

Optional Redemption:

Prior to October 30, 2020, the Notes may not be redeemed.

October 30, 2020 to January 30, 2030 (the date that is 90 calendar days prior to the scheduled maturity date of the Notes), the Notes may be redeemed, in whole or in part, at any time or from time to time at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the Notes – Optional Redemption” in the Preliminary Prospectus), plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes may be redeemed, in whole or in part, at any time or from time to time on or after January 30, 2030 (the date that is 90 calendar days prior to the scheduled maturity date of the Notes) at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Make-Whole Premium:	T+40 basis points

Day Count Convention:	30/360

Concurrent Unregistered Offering:	In a concurrent unregistered offering, our subsidiary Citizens Bank, N.A. is offering $750,000,000 aggregate principal amount of its 2.250% Senior Notes due 2025 (the “Bank Notes”). The Bank Notes are being offered pursuant to Section 16.6 of the regulations of the Office of the Comptroller of the Currency and an exemption provided in Section 3(a)(2) of the Securities Act of 1933, as amended, and are not being offered hereby.

CUSIP:	174610 AT2

ISIN:	US174610AT28

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citizens Capital Markets, Inc.

Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC UBS Securities LLC Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about April 30, 2020, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and Citizens Capital Markets, Inc. at 1-203-900-6763.

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